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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-122288-04

CIT Equipment Collateral 2006-VT2

(Exact name of registrant as specified in its charter)

c/o The Bank of New York (Delaware)
100 White Clay Center, Route 273
Post Office Box 6995
Newark, Delaware 19711
(302) 283-8905

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

$258,000,000 Class A-1 Receivable-Backed Notes
$144,000,000 Class A-2 Receivable-Backed Notes
$180,000,000 Class A-3 Receivable-Backed Notes
$100,524,000 Class A-4 Receivable-Backed Notes
$16,689,000 Class B Receivable-Backed Notes
$20,397,000 Class C Receivable-Backed Notes
$22,264,116 Class D Receivable-Backed Notes

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

          Please place an X in the box(s) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	X

          Approximate number of holders of record as of the certification or notice date: 74

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

          Pursuant to the requirements of the Securities Exchange Act of 1934, CIT Equipment Collateral 2006-VT2 has caused this certification/notice to be signed by the Servicer listed below on its behalf by the undersigned duly authorized person.

CIT EQUIPMENT COLLATERAL 2006-VT2

Date: January 24, 2007	BY: CIT Financial USA, Inc., as Servicer

	BY:	/s/ Mark A. Carlson

Name: Mark A. Carlson
Title: Senior Vice President – Corporate Treasury